SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COMBINATORX, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20010A103

(CUSIP Number)

March 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 20010A103
1.	NAME OF REPORTING PERSONS James Richardson & Sons, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,426,835
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,426,835
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,835
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This percentage is calculated based upon 88,610,640 shares of Common Stock outstanding as of March 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 2, 2010.

Item 1(a)	Name of Issuer: CombinatoRx, Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices: 245 First Street, Third Floor Cambridge, MA 02142

Item 2(a)	Name of Person Filing: James Richardson & Sons, Limited

Item 2(b)	Address of Principal Business Office or, if None, Residence: 3000-One Lombard Place Winnipeg, Manitoba Canada

Item 2(c)	Citizenship: Canada

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number: 20010A103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	b)	☐	Banker as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c);

	d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	a)	Amount Beneficially Owned: 6,426,835

	b)	Percent of Class: 7.3%(1)

	c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote: 6,426,835

		(ii)	shared power to vote or direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 6,426,835

		(iv)	shared power to dispose or to direct the disposition of:

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)

This percentage is calculated based upon 88,610,640 shares of Common Stock outstanding as of March 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 2, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAMES RICHARDSON & SONS, LIMITED

Dated: March 11, 2010	By:	/S/ MICHAEL GUTTORMSON
	Name:	Michael Guttormson
	Title:	Vice President & General Counsel